Exhibit 30

This share exchange is made for the securities of a Japanese company. This share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this notice has been prepared in accordance with generally accepted Japanese accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers are residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than pursuant to the share exchange agreement, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

August 9, 2016

Norio Sako Representative Director and President UNY Group Holdings Co., Ltd. 1, Amaikegotanda-cho, Inazawa, Aichi, Japan

To All Shareholders

Notice concerning Extraordinary Loss and Inventory Valuation Loss

At the board of directors’ meeting held today (the “Board of Directors’ Meeting”), UNY Group Holdings, Co., Ltd. (the “Company”) resolved, among other things, that, upon the management integration with FamilyMart Co., Ltd., that is scheduled to take place on September 1, 2016, the Company will close approximately 25 stores in the general merchandising store business (the “GMS Business”) and close or relocate approximately 1,000 stores in the convenience store business by the fiscal year ending February 28, 2019 . The Company also resolved to revise the book value of inventory, in line with the structural reform of the GMS Business. Accordingly, the Company hereby announces that, based on such resolutions, the Company expects to record, in the consolidated second quarter of the fiscal year ending February 28, 2017 (i.e., from June 1, 2016 to August 31, 2016), an extraordinary loss and inventory valuation loss, as follows:

1.	Extraordinary loss

(1)	Impairment loss

Each of UNY Co., Ltd.; Circle K Sunkus Co., Ltd.; and Nagai Co., Ltd., which are subsidiaries of the Company, has decided to recognize an impairment loss on its fixed assets based on the “Accounting standards for impairment loss on fixed assets” for the stores, etc. which were resolved to be closed at the Board of Directors’ Meeting and the stores, etc. whose profitability has declined. These entities expect to record impairment losses of approximately 46 billion yen, 8 billion yen, and 3 billion yen, respectively, in the consolidated second quarter of the fiscal year ending February 28, 2017.

(2)	Loss relating to closure of stores

With respect to the stores which were resolved to be closed at the Board of Directors’ Meeting, UNY Co., Ltd., a subsidiary of the Company, expects to record a loss of approximately 9 billion yen relating to the closure of stores in the consolidated second quarter of the fiscal year ending February 28, 2017. The amount of such loss, however, is subject to change based on more detailed future negotiations.

2.	Inventory valuation loss

Taking into account the fact that the Company resolved, at the Board of Directors’ Meeting, to change its future sales strategy and product assortment plan with respect to clothing and household goods in line with the structural reform of the GMS Business, UNY Co., Ltd., a subsidiary of the Company, has reviewed the book value of various products, and, as a result, expects to include in the cost of goods sold, an inventory valuation loss in the amount of approximately 6 billion yen in the consolidated second quarter of the fiscal year ending February 28, 2017.

3.	Influence on financial results

The Company plans to merge with FamilyMart Co., Ltd., on September 1, 2016 (scheduled date), and therefore, the consolidated earnings forecast for the present fiscal year only includes forecasts up to the consolidated second quarter.

As set forth in paragraphs 1 and 2 above, we currently expect to record an aggregated extraordinary loss and inventory valuation loss of approximately 72 billion yen. However, we are not releasing a forecast of the quarterly net profit attributable to the shareholders of the parent since such amount would be hard to calculate at this point. We will disclose such forecast as soon as it becomes available.

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